Exhibit 99.1

Nano Dimension and Hensoldt AG Announce a Joint Venture for Advancing, Prototyping, and Sharing 3D-Electronic Printing Designs

The Vision of the Newly Formed Entity, J.A.M.E.S GmbH, is to Lead a Revolution in Electronic Fabrication and Manufacturing

Sunrise, Florida, July 1, 2021 – Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (3D-Printed Electronics) provider, announced today that it has formed a partnership with HENSOLDT AG (www.hensoldt.net), a global high-tech pioneer for defense and security electronics and a market leader in civilian and military sensor solutions. The recently formed joint venture entity is named J.A.M.E.S GmbH (Jetted Additively Manufactures Electronics Sources, or J.A.M.E.S).

Nano Dimension is a leading manufacturer of intelligent machines which 3D-print Additively Manufactured Electronics. HENSOLDT has been using Nano Dimension’s DragonFly PRO and LDM® 3D-AME printer technology since 2018, to fabricate many innovative “first-of” designs, as 3D-printed circuit boards (PCB)/AME 3D Hi-PEDs® (High-Performance-Electronic-Devices). AME is a highly agile and customized method for development, prototyping and fabrication of electronic circuits, which results in a significant reduction of time and cost in the time-to-market process.  In addition, AME delivers a verified design before production begins, resulting in a higher quality product.

HENSOLDT and Nano Dimension have been working together to expand the capabilities of AME 3D Hi-PEDs®. By formalizing their cooperation and co-investing approximately $6M in the new joint venture entity, J.A.M.E.S, HENSOLDT is strengthening its commitment to developing the most advanced technology in 3D printing. The joint venture is led by HENSOLDT Ventures, an independent unit within HENSOLDT, which implements and brings to market new technologies and business models for the HENSOLDT Group.

Thomas Müller (right) CEO of HENSOLDT

Yoav Stern (left) Chairman & CEO of Nano Dimension,

J.A.M.E.S, based in Taufkirchen, Germany, will combine the strengths of both companies and further advance the development of 3D-printed electronic components. The main objective of J.A.M.E.S is the development of an electronic designer’s community that will exchange designs and methodologies for manufacturing, component integration, and materials for Printed Electronics (PE) and Additively Manufactured Electronics (AME). By connecting the complete value chain of all designers and users-of-designs across corporate and geographical borders, J.A.M.E.S will allow members of its community to develop, prototype, market, and trade AME and PE designs, proof of concepts, and products.

Beyond its “cloud presence”, J.A.M.E.S will house an operating fabrication laboratory that will be used for experimentation and support for designs and technologies coming the J.A.M.E.S community. This will make J.A.M.E.S capable of not only being a community for ideation, but a platform to provide prototyping services and AME applications for industry users and its community of members.

Marian Rachow, Head of HENSOLDT Ventures, who will serve on the J.A.M.E.S Board of Directors, commented, “HENSOLDT, as a market leader in the field of sensor technology and optronics, expects the closer cooperation with Nano Dimension to accelerate development cycles as well as spare parts production to respond to customer needs more quickly and cost-effectively. Using special dielectric and conductive nanoparticle inks, it is now possible to design electrical components directly via the printer and bring them into a three-dimensional form.”

Rachow added, “HENSOLDT has been investing in basic research of digital 3D printing of electronic components for several years to make the benefits of this technology available for its own development and production. For example, in collaboration with Nano Dimension, HENSOLDT has already printed the world’s first 10-layer PCB, which carries soldered high-performance electronic structures on both outer sides, using a newly developed polymer ink from Nano Dimension. Increasing competition and accelerated customer procurement timelines will be one of the biggest challenges for established providers in the future. Our joint venture, J.A.M.E.S, not only offers rapid development of technology as a real alternative to conventional electronics manufacturing, but also offers small and medium-sized companies the opportunity to efficiently design new products.”

Yoav Stern, Chairman of the Board & CEO of Nano Dimension, who will serve as the Chairman of the J.A.M.E.S Board of Directors, stated, “I am confident that the co-investment of a supplier of transformative technologies such as Nano Dimension, and an early innovative, advanced adopter, committed to added value disruption such as HENSOLDT, will produce game changing electronic solutions for both suppliers and users of AME/PE. We are on the verge of a revolution in 3D electronic additive manufacturing and are excited to establish a strong ecosystem to drive the development of AME with HENSOLDT. J.A.M.E.S GmbH establishes a strong foundation for a world-wide network to foster research, innovation and ultimately the development of Hi-PEDs® in areas and industries still unexplored.”

Stern concluded, “The newly formed J.A.M.E.S is focused on building a cloud-based platform. In the future, other companies and customers are expected to upload a wide variety of electronic components in their usual CAD/CAM/CAE software and convert them into a new type of AME file on the platform. Furthermore, they will be able to obtain additional designs via the described platform, modify them, add their own form factor and have them printed on-demand.”

About HENSOLDT

HENSOLDT (www.hensoldt.net) is a German defense industry champion with a leading market position in Europe and global reach. Headquartered in Taufkirchen near Munich, Germany, the company develops sensor solutions for defense and security applications. As a technology leader, HENSOLDT is also continuously expanding its portfolio in cyber and developing new products to combat a wide range of threats based on innovative approaches to data management, robotics, and cybersecurity. With more than 5,600 employees, HENSOLDT generated revenues of €1.2 billion in 2020. HENSOLDT is listed on the Frankfurt Stock Exchange, where it is part of the SDAX share index.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market, and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs®.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its collaboration with HENSOLDT, the utility of J.A.M.E.S, including that it will allow members of its AME community to develop, prototype, market, and trade AME and PE designs, proof of concepts and products, and that J.A.M.E.S will build a cloud-based platform. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)

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